

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

<u>Via E-Mail</u>
Kenneth Carter, CEO
Introbuzz
7816 Calico Flower Avenue
Las Vegas, Nevada 89128

> **Re:** **Introbuzz**
> **Form S-1**
> **File No. 333-179118**
> **Filed January 20, 2012**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   If you do not intend to file a Form 8-A prior to the effectiveness of your registration statement, please revise clearly to indicate your intentions as to whether you will register your securities under Section 12(g) of the Securities Exchange Act of 1934 and clarify the consequences to investors if you fail to do so. For example, if you do not register under Section 12(g) of the Exchange Act, you will have a limited duration to your reporting obligations and you will not be subject to the Commission's proxy and short swing profit rules. Please revise, if applicable, pages 17, 31, and 40 and add a risk factor to address these concerns.

Risk Factors, page 8

2.   Your business model to monetize a person's network, both personally and professionally, appears to present difficulties with privacy issues, such as whether "Mavens" could legally sell access to their networks without the consent of the targets. Please address whether you may incur any liability as a result of the actions of the Mavens and if such liability would present a material risk to you. For example, it is unclear if Introbuzz would incur any liability if the Mavens sold information they were not authorized to distribute.

3.   Please revise to add a separate risk factor that discusses possible conflicts of interests involving your sole officer, Mr. Kenneth Carter, and your lack of a policy to resolve such conflicts.

4.   Please consider adding a risk factor that addresses the effect of your sole officer's lack of public company experience on your ability to maintain effective disclosure controls and procedure and internal controls over financial reporting. The risk factor should also clarify that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.

Use of Proceeds, page 12

5.   Please revise to clarify what is meant by the statement that you will allocate your offering proceeds in excess of the minimum amount, but less than the maximum, "pro-rata to the application working capital categories."

Plan of Distribution

Terms of the Offering, page 14

6.   Please revise to clarify under what circumstances you will extend the offering period by 180 days. Also, please revise all references to the 180 offering period in the prospectus to clearly indicate that it may be as long as 360 days and that investors may not have access to their funds or shares for such time.

7.   It appears your offering and escrow agreement allow for the escrow agent to release funds to you prior to the termination of the offering upon receiving the minimum subscriptions required. Please revise to provide a materially-complete description of the process that will be followed to determine when the minimum offering is achieved within the 180-day subscription period or the 180-day extension thereof. For example, clarify who will make this determination and whether receipt of checks will be sufficient, or

whether the checks will have to clear because you have to receive cash or cash equivalents. Also revise to clarify how you will inform investors that the minimum offering amount has been received and offering proceeds have been disbursed to you.

8.   Please revise to clarify whether your escrow agent is a licensed escrow agency subject to the provisions of Nevada Revised Statutes Chapter 645A. If you believe your escrow agent is exempt under NRS 645A.015(2) as an attorney at law rendering services in the performance of his duties as an attorney at law, please provide us a detailed analysis why you believe Mr. Harold Gewerter's involvement in the processing of your offering would be considered practice of law and qualify for this exemption. We may have further comment.

Interests of Named Experts and Counsel, page 17

9.   Please advise whether Mr. Harold Gewerter's escrow fee is contingent upon your achieving the minimum offering proceeds. Refer to Item 509 of Regulation S-K.

Business, page 17

10.   We note that although your business section refers to your website, social network, and users in the present tense, you are a developmental stage company with limited operations and no revenues or available product. Revise your business section to clarify that the descriptions of your social network, your website, and your marketing efforts are all prospective in nature. Also, when describing your future plans, clearly indicate what features of your social network and your marketing plan you expect to complete over the next 12 months. If certain features or plans are not part of your plan of operation as disclosed, please revise to clearly indicate that these are unfunded long-term initiatives or remove references to them.

11.   Please revise to describe your current "proof of concept," including whether it is based on the same software acquired and/or developed prior to December 31, 2009, as described on page F-10. Also, please revise to describe the steps necessary for you to launch your social network, such as adding any particular features or debugging the software.

12.   Please clarify whether you will need significant server space to launch your website and continue to grow your operations. It is unclear from your plan of operations and business section whether server space is needed and how you will fund its ongoing costs.

Management's Discussion and Analysis or Plan of Operation, page 33

13.   Please revise this section to address your ongoing periodic reporting expenses and whether you will have sufficient liquidity and/or funds to meet your reporting obligations and implement your plan of operation. We note, for example, that you budget $3,000 for

accounting fees, but it is unclear whether this amount refers to audit fees, an accountant to compile your financial statements, or both. Your plan of operation appears to anticipate utilizing all of the offering proceeds and currently available cash over the next 12 months. Thus, if you need additional funds to comply with your periodic reporting obligations, it appears you will need to raise additional funds or alter your plan of operation.

14. We note that Mr. Kenneth Carter has verbally agreed to fund your registration costs and other costs "until the potentially nine months that the offering will continue." Please revise to clarify the time period you are referring to, as your offering may potentially continue for 360 days after the effectiveness of your registration statement. Also, please clarify the amount of funds needed during this period that you anticipate Mr. Carter will provide, as it is unclear whether your plan of operation will commence upon the close of the offering or when you meet the minimum offering amount. Further, please revise to clarify whether Mr. Carter's obligation to fund your expenses during this period is binding, or whether it is within his sole discretion to provide such funds.

Directors, Executive Officers, Promoters and Control Persons, page 36

15. Please revise to identify Mr. John Kueber as a promoter, as required under Item 404(c) of Regulation of S-K, or advise us why you believe he is not a promoter. Please refer to Rule 405 of Regulation C for further guidance.

16. The references to recording artists and contacts in the sports and entertainment industry in Mr. Kenneth Carter's management biography appear promotional in nature and irrelevant to Mr. Carter's experience, qualifications, attributes or skills as an officer of Introbuzz. Please revise to remove these references.

Executive Compensation, page 37

17. Please revise your Summary Compensation Table to include Mr. John Kueber and clarify the respective terms of office of your named executive officers. We note that Mr. Kenneth Carter does not appear to have been an officer of Introbuzz since inception, as currently disclosed on page 38.

Certain Relationships and Related Transactions, page 39

18. We note that Introbuzz owes Mr. Kenneth Carter over $47,000 for prior advances owed to your founder, Mr. John Kueber, which Mr. Carter assumed from you. Please revise to clarify in the appropriate places in the prospectus whether Mr. Carter may seek immediate repayment of these advances from Introbuzz and whether offering proceeds may be used to repay this debt. If so, please revise your summary section, risk factors, use of proceeds, management's discussion and analysis sections accordingly to address

the consequences to you should this occur. We note that balance of these advances appears to exceed the net proceeds of the minimum amount of this offering and as of December 31, 2011, you have $15 of current assets.

19.   Please revise this section to clarify that there are three separate transactions requiring disclosure under Item 404 of Regulations S-K. The first transaction is the $47,000 worth of advances by Mr. John Kueber to Introbuzz since inception. The second transaction is the arrangement in which Mr. Kenneth Carter personally owes Mr. Kueber these amounts, and the third transaction is the amounts owed to Mr. Carter from Introbuzz. For example, it is unclear which transaction carries a 3% interest rate or if they all do. Also, please revise to clarify who you are referring to by the use of the term "sole shareholder," as there were two separate and distinct sole shareholders on December 31, 2010 and December 31, 2011, respectively.

20.   Please file the Stock Purchase Agreement between Mr. Kenneth Carter and Mr. John Kueber if it contains provisions related to Mr. Carter's assumption of Introbuzz's debt or liabilities to Mr. Kueber.

Report of Independent Registered Public Accounting Firm, page F-1

21.   It appears that the year ended December 31, 2010 has been omitted as it relates to the statement of operations, changes in stockholder's equity, and cash flows in the introductory paragraph. Please advise or revise accordingly.

Financial Statements, page F-2

22.   Please identify each of your financial statements as those of a development stage entity. Refer to FASB ASC 915-205-45-4. In addition, provide a footnote disclosure that describes the nature of your development stage activities. Refer to FASB ASC 915-235-50-1.

Balance Sheets, page F-2

23.   Your disclosure in Note 5 on page F-11, indicates that you have accrued interest as of December 31, 2011 and 2010 related to the note from your sole shareholder. Please revise your accounts payable presentation in your balance sheet to distinguish between related party transactions and trade payables. Refer to FASB ASC 850-10-50-1 & 50-2. Similarly, the caption should indicate that this amount is interest payable rather than accounts payable.

Recent Sales of Unregistered Securities, page II-1

24. Please revise to describe the $6,000 worth of services rendered by Mr. John Kueber in exchange for the 6,000,000 shares of common stock he received in 2008.

Signatures, page II-4

25. Please revise your signature page to conform to the language on page 7 of Form S-1.

Exhibit 23.2, Consent of Independent Registered Public Accounting Firm

26. The consent of your auditor appears to omit the year ended December 31, 2010 as it relates to the financial statements included in his report. Please have your auditor advise or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-Mail</u>
       Harold P. Gerwerter, Esq.